SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Penn Virginia Resource Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

707884 10 2

(CUSIP Number)

Nancy M. Snyder

Penn Virginia Resource GP, LLC

Three Radnor Corporate Center

100 Matsonford Road

Suite 300

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13 pages)

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 2 of 13 Pages

The percentage ownerships reflected in this Schedule 13D are as of December 18, 2006.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA GP HOLDINGS, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds AF/PF/OO (Contribution from affiliate)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 15,541,738* 8 Shared Voting Power 0 9 Sole Dispositive Power 15,541,738* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,541,738*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 36.95%*
14	Type of Reporting Person PN

*	Penn Virginia GP Holdings, L.P. also holds 4,012,164 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 3 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PVG GP, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 15,541,738* 8 Shared Voting Power 0 9 Sole Dispositive Power 15,541,738* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,541,738*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 36.95%*
14	Type of Reporting Person OO (Limited Liability Company)

*	PVG GP, LLC also may be deemed to be the beneficial owner of 4,012,164 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 4 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE GP CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds AF/OO (Contribution from affiliate)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 15,848,026* 8 Shared Voting Power 0 9 Sole Dispositive Power 15,848,026* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,848,026*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 37.68%*
14	Type of Reporting Person CO

*	Penn Virginia Resource GP Corp. also may be deemed to be the beneficial owner of 4,012,164 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 5 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE HOLDINGS CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 15,848,026* 8 Shared Voting Power 0 9 Sole Dispositive Power 15,848,026* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,848,026*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 37.68%*
14	Type of Reporting Person CO

*	Penn Virginia Resource Holdings Corp. also may be deemed to be the beneficial owner of 4,012,164 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 6 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA HOLDING CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 15,848,026* 8 Shared Voting Power 0 9 Sole Dispositive Power 15,848,026* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,848,026*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 37.68%*
14	Type of Reporting Person CO

*	Penn Virginia Holding Corp. also may be deemed to be the beneficial owner of 4,012,164 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 7 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA CORPORATION
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 15,848,026* 8 Shared Voting Power 0 9 Sole Dispositive Power 15,848,026* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,848,026*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 37.68%*
14	Type of Reporting Person CO

*	Penn Virginia Corporation also may be deemed to be the beneficial owner of 4,012,164 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 8 of 13 Pages

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 15, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on November 17, 2006 and Amendment No. 3 to Schedule 13D filed with the Commission on December 13, 2006 (the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Penn Virginia Resource Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087. The total number of Common Units reported as beneficially owned in this Schedule 13D is 15,848,026, which constitutes approximately 37.68% of the total number of Common Units outstanding. In addition, certain of the reporting persons beneficially own Class B units (the “Class B Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The Common Units and the Class B Units each represent limited partner interests in the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to that certain Contribution, Conveyance and Assumption Agreement dated as of September 14, 2001 (the “First Contribution Agreement”) among the General Partner, the Issuer, Penn Virginia Operating Co., LLC (the “Operating Company”), LP Corp, KRC, K Rail LLC (“K Rail”) and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, (i) the General Partner contributed all of its membership interest in the Operating Company to the Issuer in exchange for a continuation of its 2.0% general partner interest in the Issuer; (ii) LP Corp contributed all of its membership interest in the Operating Company to the Issuer in exchange for a 97.5% limited partner interest in the Issuer; and (iii) KRC contributed all of its membership interest in K Rail to the Issuer in exchange for a 0.5% limited partner interest in the Issuer.

On October 30, 2001, pursuant to that certain Closing Contribution, Conveyance and Assumption Agreement (the “Closing Contribution Agreement”) dated as of October 30, 2001 among the General Partner, the Issuer, the Operating Company, LP Corp, KRC and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, (i) LP Corp’s 97.5% initial limited partner interest was converted into (A) 2,278,822 Common Units and (B) 15,160,470 subordinated units representing limited partner interests (the “Subordinated Units”) of the Issuer and (ii) KRC’s 0.5% initial limited partner interest was converted into (A) 20,938 Common Units and (B) 139,290 Subordinated Units.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 9 of 13 Pages

The transactions which were effected by the General Partner, LP Corp and KRC pursuant to the First Contribution Agreement and the Closing Contribution Agreement are collectively referred to herein as the “PVR Transactions.”

After the consummation of the PVR Transactions and prior to the date of the original filing of this Schedule 13D, LP Corp (i) purchased an aggregate of 89,000 Common Units (representing less than 2% of the outstanding Common Units) on the open market, (ii) transferred 4,000 Common Units to the General Partner and (iii) transferred 890,384 Subordinated Units to KRC.

On August 12, 2005 and November 3, 2005, LP Corp transferred 382,878 Common Units and 8,418 Common Units, respectively, to the General Partner for the purposes set forth in Item 4 of this Schedule 13D.

On April 6, 2006, the Issuer effected a two-for-one split of its outstanding Common Units and Subordinated Units (the “Unit Split”). All Common Unit and Subordinated Unit numbers in this Schedule 13D have been retroactively adjusted to reflect the Unit Split.

Pursuant to that certain Contribution and Conveyance Agreement dated as of December 8, 2006 (the “PVG Contribution Agreement”) among LP Corp, the General Partner, KRC, GP Corp and PVG, (i) the General Partner distributed 306,327 Common Units (representing all of its Common Units) to GP Corp; (ii) LP Corp contributed 14,074,682 Common Units (representing all of its Common Units) to PVG in exchange for 19,362,198 common units representing limited partner interests in PVG; and (iii) KRC 1,050,612 Common Units (representing all of its Common Units) to PVG in exchange for 1,445,301 common units representing limited partner interests in PVG.

On December 8, 2006, pursuant to that certain Units Purchase Agreement dated December 4, 2006 (the “Units Purchase Agreement”) between the Issuer and PVG, PVG purchased 416,444 Common Units and 3,610,383 Class B Units from the Issuer. On December 18, 2006, pursuant to the Units Purchase Agreement, PVG purchased 401,781 additional Class B Units from the Issuer.

The transactions which were effected by PVG and GP Corp pursuant to the PVG Contribution Agreement and the Units Purchase Agreement are collectively referred to herein as the “PVG Transactions.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) (i)	PVG is the sole record owner of, and has the sole power to vote and dispose of, 15,541,738 Common Units (36.95%). PVG is also sole record owner of 4,012,164 Class B Units which are convertible into an equal number of Common Units.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 10 of 13 Pages

(ii)	PVG GP does not directly own any Units. By virtue of being the general partner of PVG, PVG GP may be deemed to possess sole voting and dispositive powers with respect to those Units held by PVG, representing 15,541,738 Common Units (36.95%) and 4,012,164 Class B Units.

(iii)	GP Corp is the sole record owner of, and has the sole power to vote and dispose of, 306,288 Common Units (0.73%). By virtue of owning 100% of the outstanding interest in PVG GP, GP Corp also may be deemed to possess sole voting and dispositive powers with respect to those Units held by PVG, representing 15,541,738 Common Units (36.95%) and 4,012,164 Class B Units.

(iv)	Resource Holdings does not directly own any Units. By virtue of owning 100% of the outstanding interest in GP Corp, Resource Holdings may be deemed to possess sole voting and dispositive powers with respect to those Units held by PVG and GP Corp, representing an aggregate 15,848,026 Common Units (37.68%) and 4,012,164 Class B Units.

(v)	Holding does not directly own any Units. By virtue of owning 100% of the outstanding interest in Resource Holdings, Holding may be deemed to possess sole voting and dispositive powers with respect to those Units held by PVG and GP Corp, representing an aggregate 15,848,026 Common Units (37.68%) and 4,012,164 Class B Units.

(vi)	Penn Va does not directly own any Units. By virtue of owning 100% of the outstanding interest in Holding, Penn Va may be deemed to possess sole voting and dispositive powers with respect to those Units held by PVG and GP Corp, representing an aggregate 15,848,026 Common Units (37.68%) and 4,012,164 Class B Units.

(c) The information with respect to the acquisitions and transfers of Common Units and Subordinated Units set forth in Item 3 are hereby incorporated by reference. The information with respect to the conversion on (i) November 12, 2004 of 3,824,940 of the Subordinated Units into Common Units, (ii) November 14, 2005 of 3,824,940 of the Subordinated Units into Common Units and (iii) November 14, 2006 of 7,649,880 of the Subordinated Units into Common Units, each as set forth in Item 6 of this Schedule 13D is hereby incorporated herein.

On October 30, 2001, the Issuer redeemed 1,950,000 Common Units held by LP Corp in connection with the exercise of the overallotment option granted by the Issuer to the underwriters in connection with the Issuer’s initial public offering. After the consummation of the Transactions and prior to the date of the original filing of this Schedule 13D, LP Corp transferred an aggregate of 217,224 Common Units to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 11 of 13 Pages

Between the date of the original filing of this Schedule 13D and the date of the first amendment of this Schedule 13D, LP Corp and the General Partner transferred an aggregate of 816 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. Between the date of the first amendment of this Schedule 13D and the date of the second amendment of this Schedule 13D, the General Partner transferred an aggregate of 88,620 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. Between the date of the second amendment of this Schedule 13D and the third amendment of this Schedule 13D, the General Partner has transferred an aggregate of 39 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. Since the date of the third amendment of this Schedule 13D, the General Partner has transferred an aggregate of 39 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner.

See Item 3.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Date: December 19, 2006

PENN VIRGINIA GP HOLDINGS, L.P.

By:	PVG GP, LLC, its general partner

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PVG GP, LLC

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE GP CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 13 of 13 Pages

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Executive Vice President